PROSPECTUS SUPPLEMENT (To Prospectus dated December 22, 2015)	Filed pursuant to Rule 424(b)(3) Registration No. 333-208717
206,292 Shares
Common Shares

This prospectus supplement updates the prospectus and prospectus supplement of Gramercy Property Trust, a Maryland real estate investment trust, dated December 22, 2015, relating to the offer and sale from time to time of up to 206,292 of our common shares of beneficial interest, $0.01 par value per share (adjusted for the effect the 1-for-3 reverse share split effective on December 30, 2016) issuable upon redemption of units representing limited partnership interests, or OP Units, in GPT Operating Partnership LP, a Delaware limited partnership, or the Operating Partnership, which are redeemable for cash equal to the then fair market value of our common shares or, at our option, common shares on a one-for-one basis. We refer to these common shares which may be issuable as “resale shares.”
You should read this prospectus supplement in conjunction with the prospectus and all previous supplements. This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the prospectus. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement supersedes information contained in the prospectus.
We are filing this prospectus supplement to reflect the transfer of 27,060 OP Units registered by Philip D. Jackson to P D Jackson Foundation. This prospectus supplement does not impact any other selling shareholders set forth in the table appearing under the caption “Selling Shareholders” beginning on page S-5 of the prospectus supplement, as amended and supplemented, other than to update the ownership information for Philip D. Jackson and P D Jackson Foundation to reflect information provided to us by such shareholders as of December 19, 2017.
We have not conducted any independent inquiry or investigation to ascertain this information and have relied on a written questionnaire furnished to us by or on behalf of the selling shareholder for the express purpose of including that information in a registration statement. Based upon information provided by the selling shareholder, the selling shareholder does not, or within the past three years has not, any position, office or other material relationship with us or any of our affiliates. The percentage of common shares beneficially owned is based on 160,668,836 common shares issued and outstanding as of December 14, 2017.

Selling Shareholder Name(1)	Common Shares Owned Following the Redemption of OP Units(2)(3)		Maximum Number of Common Shares to be Resold	Common Shares Owned After Resale(3)(4)
	Number	%		Number	%
Philip D. Jackson	0	*	0	0	*
P D Jackson Foundation(5)	27,060	*	27,060	0	*

* Less than one percent.

(1)
This table is based upon information that was provided to us by the selling shareholder named in this prospectus supplement prior to the filing of this prospectus supplement. As a result, the selling shareholder may have sold, transferred or otherwise disposed of all or a portion of their shares in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, or they may have acquired other shares, since the date on which they first provided information to us regarding their shares.

(2)	Amounts assume that all OP Units are redeemed for our common shares.

(3)
The percentage ownership is determined for each selling shareholder by taking into account the issuance and sale of our common shares issued in exchange for OP Units of only such selling shareholder. Amounts also assume that no transactions with respect to our common shares or OP Units occur other than the redemption.

(4)
Amount assumes the selling shareholder sells all of the commons shares being offered by this prospectus supplement. The percentage is calculated assuming that the selling shareholder sells all of the common shares offered by this prospectus supplement. It is difficult to estimate with any degree of certainty the amount and percentage of common shares that would be held by the selling shareholder after completion of the offering. First, we have the option to satisfy redemption requests by paying the cash value of the OP Units rather than issuing common shares. The number of common shares offered hereby assumes we elect to satisfy all redemption requests by issuing common shares. Second, assuming the selling shareholder receives common shares upon a redemption of such holder’s OP Units, such holder may offer all, some or none of such shares.

(5)	Philip D. Jackson has voting and investment power over the shares owned by P D Jackson Foundation.

Investing in our common shares involves risks. See “Risk Factors” beginning on page 3 of the prospectus and the risk factors incorporated by reference in the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 19, 2017.